Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com

PRESS RELEASE

Denison Receives Final Regulatory Approval
to Construct the Phoenix ISR Uranium Mine

Toronto, ON – February 19, 2026. Denison Mines Corp. (“Denison” or the “Company”) (TSX: DML, NYSE American: DNN) is pleased to announce that the Canadian Nuclear Safety Commission (“CNSC”) has released the decision of its administrative tribunal (the “Commission”) approving the Environmental Assessment (“EA”) and issuing the Licence to Prepare Site & Construct a Mine and Mill (the “Licence”) for the Wheeler River Uranium Project (“Wheeler River”). With the EA having previously been approved by the Province of Saskatchewan, and other provincial approvals necessary to commence construction already received, federal approval of the EA and the issuance of the Licence represent the final regulatory approvals required to commence construction of the Phoenix In-Situ Recovery (“ISR”) uranium mine (“Phoenix” or the “Project”).

David Cates, President and CEO of Denison commented, “The Commission decision to approve the EA and issue the Licence represents a landmark achievement for Denison, as well as our staff, shareholders, Indigenous partners, and other stakeholders in the Project. We thank the Commission and CNSC staff for promptly delivering the positive results of the recently completed public hearing and extensive federal regulatory review process. Denison has successfully demonstrated to the Commission’s satisfaction that Phoenix can be built in a manner that meets Canada’s stringent standards.

I’d like to recognize the efforts of Denison’s talented teams, which have worked together tirelessly over a 7-year period to engage with Indigenous and non-Indigenous communities, comply with applicable laws and regulatory requirements, build trust with regulators and the public, and ultimately advocate for the approval of this ground-breaking project.

Phoenix is the first uranium mine in Canada to be approved for ISR mining and is the first large-scale Canadian uranium mine approved for construction in more than 20 years. It is a nation building project that reflects the best of Canadian ingenuity and determination. Owing to the use of the ISR mining method, Phoenix has the potential to generate strong economics while also achieving a superior standard of sustainability when compared to conventional mining methods. With an approximately 2-year construction timeline, the timing of this approval means that the Project remains on track for first production by mid-2028.

Given Phoenix’s construction ready state, our recent award of the construction management contract, and Denison’s strong financial position, we are eager to conclude the Company’s final investment decision for the Project and announce the timeline for the commencement of construction.”

The CNSC’s decision to approve the EA and grant the Licence for the Project was informed by CNSC Staff recommendations and public input, with the regulatory process culminating in a two-part public hearing that was held in October and December 2025 (the “Hearing”).

A draft Licence was presented by the CNSC staff to the Commission at the Hearing part one proceedings, on October 8, 2025. The draft Licence proposed several conditions requiring closure by Denison prior to site construction activities, which the Denison team has worked diligently to satisfy. As a result of this preemptive work, and with the receipt of the Licence, Denison is in a position to immediately proceed with site preparation and commence construction activities as soon as a final investment decision is made.

About Wheeler River

Wheeler River is the largest undeveloped uranium project in the infrastructure-rich eastern portion of the Athabasca Basin region, in northern Saskatchewan. The project is host to the high-grade Phoenix and Gryphon uranium deposits, discovered by Denison in 2008 and 2014, respectively, and is a joint venture between Denison (90% and operator) and JCU (Canada) Exploration Company Limited (“JCU”, 10%). In August 2023, Denison filed a technical report (the “Wheeler River Report”) summarizing the results of (i) Phoenix FS; and (ii) a cost update to the 2018 Pre-Feasibility Study for conventional underground mining of the basement-hosted Gryphon uranium deposit. Based on the respective studies, both deposits have the potential to be competitive with the lowest cost uranium mining operations in the world. Permitting efforts for the planned Phoenix ISR operation commenced in 2019, culminating in the July 2025 approval of the Project’s EA by the Province of Saskatchewan and the February 2026 approval of the Project’s EA and the grant of the Licence by the CNSC. More information is available in the technical report titled “NI 43-101 Technical Report on the Wheeler River Project Athabasca Basin, Saskatchewan, Canada” dated August 8, 2023 with an effective date of June 23, 2023, and an update to estimated Phoenix initial capital costs disclosed by press release dated January 2, 2026, copies of which are available on Denison’s website and under its profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

About Denison

Denison is a leading uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. In addition to Denison’s effective 95% interest in its flagship Wheeler River Project, Denison's interests in Saskatchewan include a 22.5% ownership interest in the McClean Lake Joint Venture ("MLJV"), which includes unmined uranium deposits (with mining at McClean North deposit via the MLJV's SABRE mining method having commenced in 2025 using the MLJV's SABRE mining method) and the McClean Lake uranium mill (currently utilizing a portion of its licensed capacity to process the ore from the Cigar Lake mine under a toll milling agreement), plus a 25.17% interest in the Midwest Joint Venture Midwest Main and Midwest A deposits, and a 70.55% interest in the Tthe Heldeth Túé ("THT") and Huskie deposits on the Waterbury Lake Property. The Midwest Main, Midwest A, THT and Huskie deposits are located within 20 kilometres of the McClean Lake mill. Taken together, Denison has direct ownership interests in properties covering ~457,000 hectares in the Athabasca Basin region.

Additionally, through its 50% ownership of JCU (Canada) Exploration Company, Limited (“JCU”), Denison holds interests in various uranium project joint ventures in Canada, including the Millennium project (JCU, 30.099%), the Kiggavik project (JCU, 33.8118%) and Christie Lake (JCU, 34.4508%).

In 2024, Denison celebrated its 70th year in uranium mining, exploration, and development, which began in 1954 with Denison’s first acquisition of mining claims in the Elliot Lake region of northern Ontario.

For more information, please contact

David Cates                                                 (416) 979-1991 ext. 362
President and Chief Executive Officer

Geoff Smith                                                  (416) 979-1991 ext. 358
Vice President Corporate Development & Commercial

Follow Denison on Twitter                            @DenisonMinesCo

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this news release constitutes 'forward-looking information', within the meaning of the applicable United States and Canadian legislation, concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'potential', 'plans', 'expects', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates', or 'believes', or the negatives and/or variations of such words and phrases, or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will' 'be taken', 'occur' or 'be achieved'.

In particular, this news release contains forward-looking information pertaining to Denison's current expectations, intentions and objectives with respect to Wheeler River and Phoenix, including the Company's outlook generally with respect to ISR mine development and operations on the Wheeler River property; the CM Contract and its current terms; the status and conditions of regulatory approvals; the status of a final investment decision; timing, readiness and mobilization for site clearing and construction, and construction planning; current outlook for the achievement of first production; the results of, and estimates, assumptions and projections provided in, the technical report for Wheeler River and the interpretations and expectations with respect thereto, including the updated initial capital cost estimate; and expectations regarding its joint venture ownership interests and the continuity of its agreements with its partners and third parties.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. For example, the results and underlying assumptions and interpretations of its technical studies and cost forecasting may not be maintained after further testing, procurement, or operations, or be representative of actual conditions at the Project or within the applicable deposits. In addition, Denison may decide or otherwise be required to discontinue work if it is unable to maintain or otherwise secure the necessary resources (such as testing facilities, capital funding, joint venture approvals, regulatory approvals, etc.). Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison's Annual Information Form dated March 28, 2025 under the heading 'Risk Factors' or in subsequent quarterly financial reports. These factors are not, and should not be construed as being, exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this news release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this news release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.